Exhibit 99.1

Disclosure of share buyback program pursuant to Art. 5(1) lit. a) of Regulation (EU) No. 596/2014 of the European Parliament and the Council of April 16, 2014 and Art. 2(1) of Delegated Regulation (EU) 2016/1052 of the European Commission of March 8, 2016
MAINZ, Germany, June 2, 2023 -- On March 27, 2023, the Management Board of BioNTech SE (“BioNTech”), with the approval of the Supervisory Board, resolved to carry out a share buyback program of American Depositary Shares (“ADSs”) of BioNTech SE (ISIN: US09075V1026) with a value of up to USD 0.5 billion (the “Share Buyback”). BioNTech expects to use all or a portion of the repurchased ADSs to satisfy upcoming settlement obligations under BioNTech’s share-based payment arrangements. The buyback will commence on June 2, 2023, on the U.S. Nasdaq stock exchange and will be conducted within a six-month period up to November 2, 2023.

BioNTech will carry out the Share Buyback in accordance with the provisions of Art. 5 of Regulation (EU) No. 596/2014 and Delegated Regulation (EU) 2016/1052, and on the basis of the authorization granted by the Annual General Meeting (AGM) of BioNTech on August 19, 2019 (as amended by the AGM on June 22, 2021) (the “AGM Authorization”). Pursuant to the AGM Authorization, BioNTech is authorized to acquire treasury shares until August 18, 2024, in accordance with section 71 para. 1 no. 8 of the German Stock Corporation Act (Aktiengesetz, AktG), in an amount of up to 10% of BioNTech’s share capital existing at the time the authorization resolution is adopted. If the shares are repurchased on a stock exchange, the purchase price per share (excluding incidental acquisition costs) shall not exceed the volume-weighted average price of the share during the last five trading days prior to the day of the repurchase by more than 10% and not fall below this price by more than 20%. Therefore, the maximum number of shares that BioNTech is authorised to repurchase under the AGM authorization is
20.8 million shares. The Share Buyback has also been designed to comply with Rule 10b-18 under the Securities Exchange Act of 1934, as amended.

The Share Buyback will be lead-managed by a credit institution mandated by BioNTech, which will make trading decisions concerning the timing of the purchases of BioNTech’s shares independently of BioNTech within the meaning of Art. 4(2) lit. b) of Delegated Regulation (EU) 2016/1052 and BioNTech will not exercise any influence over the credit institution’s decisions. BioNTech’s right to terminate the credit institution’s mandate remains unaffected and the share buyback may be stopped and continued at any time in accordance with relevant legal requirements.

For the Share Buyback to be covered by the safe harbor regulations for share buybacks and applicable provisions, the credit institution shall comply with all applicable regulatory provisions, in particular, the conditions for trading in Art. 3 of Delegated Regulation (EU) 2016/1052. Art.3 requires, inter alia, that shares may not be purchased at a price higher than the higher of the price of the last independent trade and the highest current independent purchase bid on the trading venue where the purchase is carried out. In addition, no more than 25% of the average daily volume of the shares at the stock exchange on which the purchase is carried out may be purchased. The average daily trading volume of shares is based on the average daily volume traded in the 20 trading days preceding the date of the relevant purchase.

Transactions made under the Share Buyback Program will be duly disclosed pursuant to the requirements of Art. 2 para. 3 of Delegated Regulation (EU) No. 2016/1052 no later than by the end of the seventh trading day following the date of the execution of the transaction in a detailed form and in an aggregated form. BioNTech will publish the disclosed transactions on its website at https://investors.biontech.de/stock-information/share-repurchase and will keep that information publicly accessible for a period of at least five years from the date of public disclosure.